SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

February 17, 2009

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F	___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	___	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	___	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Ecopetrol Reports Fourth Quarter and Full Year 2008 Results

•	Oil and Gas Production Increased 10.4%* in the fourth quarter and 12.0%* for the year
•	Unconsolidated Net Income for Fourth Quarter increased 48.2%* to COP$2.05 trillion, or COP$50.71 per share
•	Consolidated Net Income for Full Year 2008 Up 124.5%* to COP$11.63 trillion, or COP$287.35 per share
•	Net Cash Position as of December 31, 2008 was COP$11.15 trillion; the Company had no financial debt
•	Gross Oil and Gas Reserves as of December 31, 2008, calculated under SPE and WPC standards were 1,473 MMBOE. Under SEC rules, reserves were 1,384.1 MMBOE.

* 2008 fourth quarter compared to fourth quarter of 2007. 2008 full year results compared to full year 2007

BOGOTA, Colombia, Feb. 17 /PRNewswire-FirstCall/ -- Ecopetrol, S.A. (BVC: ECOPETROL; NYSE: EC), Colombia's integrated oil and gas company, reported today unconsolidated financial results for the fourth quarter and consolidated results for the year ended December 31, 2008. The financial statements were prepared and presented in accordance with the Colombian Governmental Entity GAAP and in Colombian Pesos (COP$).

Financial Highlights

	Unconsolidated			Unconsolidated
(COP$ Trillion)	Q4 2008	Q4 2007%		12 M 2008	12 M 2007%

Total Sales	6.14	6.96	(11.8%)	32.75	22.32	46.7%
Operating Profit	0.65	2.48	(73.8%)	12.64	8.78	44.0%
Net Income	2.05	1.39	48.2%	11.63	5.18	124.7%
Earnings per share (COP$)	50.71	33.58	51.0%	287.37	168.60	70.4%
EBITDA	1.15	2.41	(52.3%)	14.76	10.38	42.2%
EBITDA Margin	19%	35%		45%	47%

	Consolidated
(COP$ Trillion)	12 M 2008	12 M 2007%

Total Sales	33.90	22.33	51.8%
Operating Profit	12.42	8.79	41.3%
Net Income	11.63	5.18	124.5%
Earnings per share (COP$)	287.35	168.71	70.3%
EBITDA	14.57	10.38	40.4%
EBITDA Margin	43%	47%

Commenting on the Company's full year results, Mr. Javier G. Gutierrez, Chief Executive Officer, said, "2008 was a period of significant achievement for Ecopetrol in key strategic areas. Oil and gas production continued its upward trend; we moved ahead with important exploration projects domestically and internationally; we acquired an interest in a producing field in the US Gulf of Mexico, which represents Ecopetrol's first production abroad; we considerably advanced our organizational consolidation to meet future goals and challenges; we made substantial efforts to improve the quality of our fuels; the acquisition and integration of Propilco was successfully completed; and we generated strong financial results that support our long term growth plans."

"Ecopetrol reported solid profitability for the fourth quarter of 2008 despite a sharp decline in international oil and natural gas prices resulting from market conditions," said Mr. Gutierrez. "Our 48.2% year-over-year growth in net income for the period was supported by higher production and the benefits of our favorable cost structure, which include: a high percentage of variable costs and competitive lifting and transportation costs compared to our peers."

2008 Fourth Quarter Results Sales Volume

Local Sales Volume (mboed)	Q4 2008	Q4 2007%

Crude Oil	80	71	13.2%
Natural Gas	66	80	(17.2%)
Gasoline	62	65	(3.2%)
Medium Distillates	90	91	(1.6%)
Propane	17	19	(13.0%)
Industrial and Petrochemical	13	15	(12.5%)
Other	2	1	125.8%
Total Local Sales	330	341	(3.3%)

Export Sales Volume (mboed)	Q4 2008	Q4 2007%

Crude Oil	168	117	43.7%
Products	54	4326.	9%
Natural Gas	21	0.002	>100%
Total Export Sales	243	159	52.6%

Total Sales Volume	573	501	14.5%

Total sales volume increased by 14.5% in Q4 2008 compared to Q4 2007 as exports increased by 52.6%, partially offset by a net 3.3% reduction in domestic sales volumes.

The reduction in domestic sales volume was mainly due to a reduction in natural gas sales as a result of lower consumption in the thermo power generation sector and scheduled maintenance programs. Sales of propane and fuels decreased as a result of lower sales to wholesale clients, due to their expectations of lower prices they reduced purchases from Ecopetrol and utilized inventories. Lower sales of petrochemical and industrial products were principally due to a programmed plant stoppage and also expectation of lower prices. However, the sales of crude to the Cartagena refinery increased, based on lower prices for domestic crudes compared to imported crudes for the Refinery.

Export volume increased due to higher production levels and the Company's objective to identify additional commercial opportunities for domestically produced hydrocarbons, as well as the initiation of natural gas exports to Venezuela in 2008.

During the fourth quarter of 2008, the Company expanded its international presence through the sale of 4.0 MMBLS of Castilla crude oil to one of the most important companies in the Chinese petroleum sector. The entrance into this market was an important step in Ecopetrol's costumer diversification strategy.

Financial Results

For the fourth quarter of 2008, net income increased by 48.2% to COP$2.05 trillion compared to COP$1.39 trillion in the fourth quarter of 2007. Net income for the fourth quarter of 2008 included COP$1.61 trillion in net financial income resulting primarily from foreign exchange gains and the reversal of certain provisions. In the fourth quarter of 2007, net financial income was COP$0.21 trillion. Earnings per share for the fourth quarter of 2008 amounted to COP$50.71, a 51.0% increase from the COP$33.58 reported for the fourth quarter of 2007.

Unconsolidated
Income Statement (COP$ Trillion)	Q4 2008	Q4 2007%

Local Sales	3.78	4.53	(16.7%)
Export Sales	2.10	2.21	(5.2%)
Sales of services	0.26	0.21	24.1%
Total Sales	6.14	6.96	(11.8%)
Variable Costs	2.60	2.18	19.1%
Fixed Costs	2.07	1.78	16.0%
Cost of Sales	4.67	3.97	17.7%
Gross profit	1.47	2.99	(50.8%)
Operating Expenses	0.82	0.51	61.4%
Operating Profit	0.65	2.48	(73.8%)

Non Operating Profit/(Loss)	2.05	(0.62)	430.8%
Income tax	0.65	0.48	37.1%
Net Income	2.05	1.39	48.2%

Earnings per share (COP$)	50.71	33.58	51.0%
EBITDA	1.15	2.41	(52.3%)
EBITDA Margin	19%	35%

2008 fourth quarter results were affected principally by the decrease of Ecopetrol's average export prices, a reduction in domestic sales volume and higher costs of service, maintenance and labor.

Total sales in the fourth quarter of 2008 declined by 11.8% versus fourth quarter 2007 as a result of a decrease in international crude oil prices, which reduced Ecopetrol's average export prices for its crude and products, and a reduction in domestic sales volume.

The basket of exported crude prices decreased 46.6%, from US$77.6 to US$41.4 per barrel, and the products 35.2%, from US$65.3 to US$42.3 per barrel. Nevertheless, local gasoline prices increased by 20.7% and diesel prices increased by 17.0%.

Cost of sales increased 17.7% from 2007 levels, as a result of higher costs of service and maintenance contracts related to increased production, and increased labor costs as the Company implemented new employee retention plans and increased personnel in line with the expansion of its operations. Variable costs represented 55.7% of cost of sales in the fourth quarter of 2008, as compared to 55.0% in the same quarter in 2007.

Gross profit for the fourth quarter of 2008 amounted to COP$1.47 trillion, a 50.8% decline from COP$2.99 trillion reported in the fourth quarter of 2007. Gross margin was 23.9% in the fourth quarter of 2008 compared to 42.9% in the fourth quarter of 2007.

Operating expenses increased by 61.4% versus fourth quarter 2007 primarily as a result of seismic activity which almost doubled and the consulting costs related to evaluating exploration and production opportunities abroad.

Non Operating Profit increased by 430.8% compared to the fourth quarter of 2007 as a result of exchange rate gains and returns on portfolio investments, primarily denominated in U.S. dollars. In the fourth quarter of 2008, with an average exchange rate of 2,154 COP$/US$, the variation in the foreign exchange rate had a net gain of COP$0.945 trillion, compared to a net loss of COP$0.044 trillion in the fourth quarter of 2007, with an exchange rate of 2,020 COP$/US$.

EBITDA for the fourth quarter of 2008 amounted to COP$1.15 trillion compared to the COP$2.41 trillion reported for the same period in 2007. EBITDA margin was 19% as compared to 35% in the fourth quarter of 2007.

Capital expenditures were COP$3.74 trillion for the fourth quarter of 2008 as compared to COP$2.50 trillion for the fourth quarter of 2007.

2008 Full Year Results

"Ecopetrol made important progress in 2008 in its evolution as a global integrated oil and gas company. As part of our strategic growth plan, we developed proven reserves, and we increased production.”

"We also focused our exploration activities on sizeable exploration drilling and on existing mature and frontier fields, strengthened our portfolio and acreage position via joint ventures with several major oil companies and successful participation in bidding rounds, and bought an interest in K2 field in the US Gulf of Mexico.”

"We also moved ahead with projects to modernize our refinery operations, improve fuel quality and develop alternative energy sources, as well as the construction of pipelines to transport heavy crudes from the Llanos Orientales.”

"Thanks to significant achievement as well as the successful implementation of our investment plan for 2008, we were able to reduce the gap between current production and our goal of producing an average of one million barrels of oil equivalents per day for 2015," Mr. Gutierrez noted.

Sales Volume

Local Sales Volume (mboed)	12 M 2008	12 M 2007*	%

Crude Oil	74	57	29.0%
Natural Gas	68	74	(8.4%)
Gasoline	62	67	(7.5%)
Medium Distillates	93	94	(1.4%)
Propane	18	19	(4.5%)
Industrial and Petrochemical	15	14	7.0%
Other	2	1	37.8%
Total Local Sales	331	327	1.4%

Export Sales Volume (mboed)	12 M 2008	12 M 2007%

Crude Oil	149	95	56.6%
Products	51	53	(3.7%)
Natural Gas	16	0.001	>100%
Total Export Sales	216	148 45.8%

Total Sales Volume	547	475	15.3%

* First quarter 2007 includes volume sold by the Cartagena refinery and does not include sales of crude to the refinery while it was fully owned by Ecopetrol.

Total sales volume increased by 15.3% principally due to greater exports of crude oil and the initiation of sales of natural gas to Venezuela. An increase in the sale of crude drove domestic sales volume growth and compensated for lower natural gas sales volume.

The year-over-year decline in sales volume of gasoline, distillates and propane is due to recording of refined product volumes sold by the Cartagena refinery in the first quarter of 2007 which was, at the time, fully owned by Ecopetrol. From April of 2007, Ecopetrol owned 49% of the Cartagena refinery, and its sales are no longer included in Ecopetrol sales volume.

Financial Results

Consolidated
Income Statement (COP$ Trillion)	12 M 2008	12 M 2007%

Local Sales	20.68	15.18	36.2%
Export Sales	12.30	6.33	94.3%
Sales of services	0.92	0.82	12.3%
Total Sales	33.90	22.33	51.8%
Variable Costs	13.56	7.12	90.4%
Fixed Costs	5.47	4.94	10.7%
Cost of Sales	19.02	12.06	57.8%
Gross profit	14.87	10.27	44.8%
Operating Expenses	2.46	1.49	65.0%
Operating Profit	12.42	8.79	41.3%

Non Operating Profit/(Loss)	3.59	(1.72)	308.8%
Income tax	4.38	1.89	132.4%
Net Income	11.63	5.18	124.5%

Earnings per share (COP$)	287.35	168.71	70.3%
EBITDA	14.57	10.38	40.4%
EBITDA Margin	43%	47%

Note: The performance of subsidiaries is included in Ecopetrol's full year results.

Net income for 2008 increased by 124.5% to COP$11.63 trillion from COP$5.18 trillion reported for 2007. Full year results benefited from higher production levels and higher international crude oil and natural gas prices, as well as significant net financial income of COP$4.10 trillion, primarily attributable to foreign currency exchange and investment portfolio valuation gains. For 2007, net financial income amounted to COP$0.01 trillion. Earnings per share for 2008 amounted to COP$287.35, compared to COP$168.71 in 2007.

Total Sales increased by 51.8% compared to 2007 as a result of an increase in volumes sold and international prices throughout the year. Gasoline and diesel prices increased by an average of 18.3%, while the basket of exported crude prices increased by 33.8%, from US$62.02 per barrel to US$83.0 per barrel, and the basket price for refined products increased by 35.2%, from US$53.7 to US$72.6 per barrel.

Domestic sales, which represented 61% of total sales, increased by 36.2%, reaching COP$20.67 trillion. In 2008, the Company reported income of COP$3.07 trillion, as compared to COP$1.78 trillion in 2007 related to the motor fuel subsidy accrued by the Government to Ecopetrol. The subsidy payment is calculated based on the difference between the local price of gasoline and diesel and the export parity prices.

International sales and services amounted to COP$13.22 trillion, an 84.9% increase when compared to 2007, due to higher international prices and larger volumes sold. Of this amount, 70.8% corresponded to exported crude oil, 23.5% to exports of refined products and natural gas, and 5.7% to plastic and rubber from Propilco.

Cost of sales increased by 57.8% year-over-year to COP$19.02 billion. Variable costs accounted for 71.3% of cost of sales and fixed costs represented 28.7% of the total.

Variable costs increased by 90.4%, as a result of higher purchases of hydrocarbons, the price of which increased by 37.9% from US$56.48 per barrel in 2007 to US$77.94 per barrel in 2008; Propilco's raw material costs; and product imports, principally low sulfur diesel to comply with regulations and agreements to improve the fuel quality.

Final inventories of crude oil and refined products increased by COP$0.36 trillion from COP$1.38 trillion and amounted to COP$1.74 trillion at December 31, 2008. The products that generated this variation were mainly crudes, with an increase of 854 MBO, fuel oil with 529 MBO, and diesel with 524 MBO.

Total fixed costs increased by 10.7%, principally due to higher contracted services, maintenance, and labor costs. Despite the increase in total fixed costs, the Company had a 44.8% increase in gross profit year-over-year (COP$14.87 trillion in 2008 as compared to COP $10.27 trillion in 2007). Gross margin was 43.9% compared to 46.0%.

Operating expenses increased by COP$0.97 trillion, principally due to higher tax costs (VAT for sales of crude to the Cartagena refinery), labor costs and studies and projects associated with Ecopetrol's expanded exploration and development activities.

Operating margin for 2008 was 36.6%, and operating profit increased by 41.3% to COP$12.42 trillion from COP$8.79 trillion in 2007.

Non Operating income increased by COP$5.31 trillion to COP$3.59 trillion in 2008 compared to a loss of COP$1.72 trillion in 2007. This increase was due mainly to the following factors: foreign exchange rate fluctuations, profits from time deposits, the valuation of investment of portfolios, and the net loss from participation in companies in which Ecopetrol has a minority or equal equity interest.

The variation in the foreign exchange rate had a net impact of COP$1.96 trillion due to a revaluation of the Peso against the US dollar during the first eight months of the year, and devaluation from September through year-end. Interest from time deposits increased to COP$0.68 trillion. The investment portfolio's valuation resulted in an increase of COP$1.64 trillion. The net loss from participation in companies after consolidation amounted to COP$0.75 trillion.

EBITDA margin for the year was 43%, 4% lower than year 2007, principally due to the increase in costs of purchasing hydrocarbons and imports of diesel and polyethylene.

Segment Results

2007 segment results have been adjusted from the numbers reported on the previous 20F which were provided utilizing a method of cost allocation. In October 2008, the Company's audit committee elected to treat the main business areas as five operating units with separate profit and loss statements [for release using the "Netback" price methodology]. In line with best industry practices, we will continue to provide segment reporting on a quarterly basis going forward.

Segment Financial Highlights

COP$ Trillion	Year ended December 31, 2008 vs. 2007
	E&P		Refining		Transportation
	2008	2007	2008	2007	2008	2007

Domestic Sales	9.26	7.57	15.35	12.03	1.69	1.27
International Sales	7.37	3.24	2.57	2.16	-	-
Total sales	16.62	10.81	17.92	14.18	1.69	1.27
Net operating revenues	11.86	6.53	0.45	1.79	0.29	0.17
Net income	9.20	4.55	0.53	0.90	0.34	0.03

COP$ Trillion	Year ended December 31, 2008 vs. 2007
	Sales & Marketing		Corporate		TOTAL ECP
	2008	2007	2008	2007	2008	2007

Domestic Sales	1.19	1.01	(6.30)	(5.87)	21.18	16.00
International Sales	1.64	1.23	0	(0.32)	11.57	6.32
Total sales	2.82	2.24	(6.30)	(6.19)	32.75	22.32
Net operating revenues	0.37	0.90	(0.32)	(0.61)	(12.64)	8.78
Net income	0.20	0.63	1.37	(0.93)	11.63	5.18

% 2008 vs. 2007

	Year ended December 31, 2008 vs. 2007
	E&P	Refining	Transportation
	%	%	%

Domestic Sales	22%	28%	33%
International Sales	127%	19%	0%
Total sales	54%	26%	33%
Net operating revenues	82%	(75%)	70%
Net income	102%	(42%)	>100%

	Year ended December 31, 2008 vs. 2007
	Sales and Marketing	Corporate
	%	%

Domestic Sales	17%	7%
International Sales	33%	(100%)

Total sales	26%	2%
Net operating revenues	(59%)	(47%)
Net income	(69%)	(2.48%)

Consolidated
Balance Sheet (COP$ Trillion)	12 M 2008	12 M 2007%

Current Assets	15.70	15.77	(0.4%)
Long Term Assets	33.00	32.34	2.0%
Total Assets	48.70	48.11	1.2%
Current Liabilities	6.70	6.07	10.5%
Long Term Liabilities	7.38	15.24	(51.5%)
Total Liabilities	14.08	21.30	(33.9%)
Equity	34.62	26.81	29.1%
Total Liabilities and Shareholder's Equity	48.70	48.11	1.2%

Memorandum accounts *	118.87	64.18	85.2%

* Under Colombian accounting rules, Ecopetrol is required to maintain in memorandum account record of transactions and financial information not required to be recognized on the financial statements.

At December 31, 2008, Ecopetrol had total assets of COP$48.70 trillion compared to COP$48.11 trillion in 2007, while liabilities amounted to COP$14.08 trillion in 2008 compared to COP$21.30 trillion in 2007.

Ecopetrol strengthened its strategic positioning through the acquisition of Propilco for US$690 million; the incorporation of ODL Finance S.A. in association with Petrorubiales S.A., with an investment of US$195.9 million by Ecopetrol; a capital contribution of US$661.7 million to America Inc., and the increase in ownership to 79.14% in Bioenergy Ltda.

The acquisition of Propilco provided Ecopetrol a substantial foothold in the synergistic petrochemicals business. The investment in Bioenergy will allow Ecopetrol to execute its strategy in the biofuels market. Through ODL Finance, Ecopetrol is advancing with the construction of a crude oil pipeline that will allow the two companies to transport crude oil from the Rubiales and other neighboring fields to the Monterrey station, from which it will then be transported through the Ocensa pipeline.

The total value of the investment portfolio increased to COP$11.15 trillion, of which COP$8.96 trillion corresponded to the portfolio directly managed by the Company, COP$0.33 trillion resulted in the capitalization and recognition of differentials in pricing (subsidies) administered by the Ministry of Finance, and COP$1.86 trillion administered by the Latin American Reserves Fund (FLAR), Deutsche Bank and Fischer Francis Trees & Watts (FFTW).According to the actuarial calculation at December 31, 2008, pension liabilities amounted to COP$12.25 trillion. The funds that Ecopetrol has set aside to meet its obligations increased to COP$10.17 trillion during 2008, which represents 83.0% funding of the total pension liabilities.

On December 29, 2008, the Ministry of Proteccion Social authorized the partial transfer to six independent trusts of pension liabilities for a total amount of COP$10.09 trillion. In Ecopetrol's balance sheet remains an obligation related to health and education benefits which amounted to COP$2.16 trillion and a reserve for COP$0.08 trillion.

As a result of these adjustments, Ecopetrol's capital structure changed substantially, with liabilities representing 28.9% of total assets in 2008 as compared to 44.3% in 2007, and equity representing 71.1% of total assets in 2008 compared to 55.7% in 2007.

Despite the significant investments undertaken in 2008 and the transfer to trust funds of pension assets necessary to meet existing and future pension liabilities, Ecopetrol ended the year with no financial debt and significant opportunities to optimize its capital structure.

Investments during 2008 were COP$9.42 trillion, representing a 132.9% increase compared to investments in 2007. Of the total invested amount, 65% was allocated to upstream activities, and 32% to downstream activities, which includes the acquisition of Propilco for COP$1.26 trillion, and 3% to other investments.

Cash Flow Position

Under Colombian GAAP as of  December 31, 2008, the Company had COP$11.15 trillion in cash, cash equivalents and investments not held to maturity, and no financial debt. Net cash provided by operating activities was COP$11.79 trillion compared to COP$9.89 trillion in 2007. During the fourth quarter of 2008, Ecopetrol made dividend payments amounting to COP$2.33 trillion.

Fourth Quarter and 2008 Exploration and Production Highlights Production

In the fourth quarter of 2008 Ecopetrol participated in the drilling of 185 development wells, of which 35 were drilled by Ecopetrol alone and the other 150 jointly with joint venture partners. During the fourth quarter of 2007, 131 wells were drilled, of which 41 were drilled by Ecopetrol alone and the other 90 jointly with joint venture partners.

For the whole year 2008, Ecopetrol participated in the drilling of 618 development wells, of which 146 were drilled by Ecopetrol alone and the other 472 jointly with joint venture partners. During 2007, 403 wells were drilled, of which 120 were drilled by Ecopetrol alone and the other 283 jointly with joint venture partners.

In the fourth quarter of 2008, gross crude oil and natural gas production increased to 455.7 MBOED from 412.7 MBOED in the fourth quarter of 2007. The major production increases were in heavy crude oil produced primarily in the Castilla-San Fernando and Rubiales fields in Colombia.

In 2008, gross crude oil and natural gas production on a barrel-of-oil equivalent basis increased to 447 MBOED from 399 MBOED in 2007. 85.4 MBOED corresponded to natural gas and 361.6 MBOD to crude oil production.

Lifting costs for the full year 2008 were US$8.32  per barrel, compared to US$7.24 per barrel in 2007. The increase was principally due to higher costs for oil services and the adjustment to employee compensation undertaken by Ecopetrol during 2008.

Exploration

During the fourth quarter seismic activity reached 4,017.3 kilometers by Ecopetrol alone and 637 for joint operating agreements, for a total of 4,654.3 kilometers equivalents.

For whole year 2008 seismic activity reached 6.738,3 kilometers equivalents, 5,633.3 by Ecopetrol alone and 1,105 for operating agreements, compared to 3,081 kilometers equivalents in 2007, due to an increase in offshore seismic acquisition.

In 2008, Ecopetrol participated in the drilling of 35 exploratory wells, of which 15 were drilled by Ecopetrol alone and the other 20 jointly with joint venture partners. Exploration commercial success rate increased to 33% from 17% year-over-year.

Gross Oil and Gas Reserves as of December 31, 2008, calculated under SPE and WPC standards were 1,473 MMBOE, representing a Reserves Replacement Rate of 110.2%. Under SEC rules, reserves were 1,384.1 MMBOE, representing a Reserves Replacement Rate of 37.3%

Below is a summary of recent exploration and production highlights during the fourth quarter of 2008:

•	Ecopetrol in New Joint Venture with British Petroleum in Gulf of Mexico

October 22, 2008- Ecopetrol announced a new partnership agreement with British Petroleum for hydrocarbon exploration in the Gulf of Mexico's Outer Continental Shelf.

•	Ecopetrol Submits the Most Competitive Bids for 4 Blocks in the ANH Colombia Round

November 7, 2008- Ecopetrol submitted the most competitive bids for four exploration blocks included in the 2008 Colombia Round held by the Colombian National Hydrocarbon Agency (ANH). The four blocks cover 762,000 hectares in Llanos and Sinu Basin.

•	Ecopetrol and ENI to Drill 5 Prospects in US Gulf of Mexico

November 20, 2008- Ecopetrol signed a participation agreement with ENI, the Italian oil company, to drill at least 5 deep sea prospects in the Gulf of Mexico between 2008 and 2010. The five prospects will be selected from a portfolio of prospects to be presented by ENI and evaluated by both companies.

•	Evidence of Hydrocarbons in the Quifa-5 Well

November 28, 2008- Ecopetrol announced that it found evidence of hydrocarbons in the Quifa-5 well, which is located in the Quifa Block in the Llanos Orientales of the Meta Province in Colombia.  Ecopetrol has a 30% interest in the Quifa Association Contract.

•	Ecopetrol Submits the Most Competitive Bids for 4 Blocks in the ANH Mini Round

December 4, 2008- Ecopetrol submitted the most competitive bids for four exploration blocks included in the 2008 Mini Round held by the Colombian National Hydrocarbon Agency (ANH).  The awarded blocks are Llanos 4, Llanos 9, Llanos 14 and VMM6, covering approximately 270,000 hectares and located in the Llanos Orientales region and Valle del Magdalena Medio of Colombia.

•	Ecopetrol approves plan to increase production in Rubiales field up to 100,000 bod

December 4, 2008- Ecopetrol approves the development plan in Rubiales field to increase production up to 100,000 bod. Rubiales field is operated by Metapetroleum.

•	Ecopetrol and StatoilHydro Enter Into Joint Exploration Agreement in the Gulf of Mexico

December 23, 2008- Ecopetrol entered into a farm-in agreement with Norwegian StatoilHydro to drill 3 exploratory wells in deep waters in the Gulf of Mexico during the next two years. Ecopetrol will have interests ranging from 20% to 30%, and the long-term agreement includes the option for Ecopetrol to participate in additional future drilling prospects.

Fourth Quarter and 2008 Refining & Transportation Highlights Refining

Crude oil refined from the Barrancabermeja refinery averaged 234,000 barrels per day in the fourth quarter of 2008, compared to 243,000 bpd in the fourth quarter of 2007, due to the lower refining margins and the optimization of product inventories in Barrancabermeja. For the whole year 2008, crude oil refined was 232,000 barrels per day compared to 229,650 barrels per day during 2007.

Average product breakdowns for the 2008 fourth quarter were 8.3% of LPG and ethylene, 34.1% of gasoline, 32.7% of medium distillates and 25.0% of fuel oil, compared to 8.2% of LPG and ethylene, 32.0% of gasoline, 36.0% of medium distillates and 20.8% of fuel oil, and 3% of others in fourth quarter of 2007. The conversion factor for the Barrancabermeja refinery was 78% during the fourth quarter of 2008.

The refining margin from the Barrancabermeja refinery for the fourth quarter of 2008 was US$7.99 per barrel compared to US$9.93 per barrel in the fourth quarter of 2007 driven by the lower production of medium distillates, especially diesel, which had to be mixed with imported low sulphur diesel in order to comply with regulatory fuel quality requirements and agreements. For the whole year 2008 refining margin was US$4.92 per barrel compared to US$11.43 per barrel in 2007, due to the drop of the crack spread and the increase of inventory from intermediate products.

Refining costs from the Barrancabermeja refinery for the year averaged US$5.78 per barrel compared to US$4.87 per barrel in 2007. The variation was principally due to increased costs of materials and maintenance, and the adjustment to compensation discussed previously. Refining costs included the following items: fuels (US$1.23 per barrel), labor cost (US$1.11 per barrel), contracted services (US$0.88 per barrel), regional overhead (US$0.78 per barrel) y process material (US$0.45 per barrel).

At the Barrancabermeja refinery, Ecopetrol completed 60% of its Hydrotreatment Project, which will bring about fuel quality improvements so that by December 2009, the Company will be able to deliver diesel fuel with less than 500 ppm of sulphur nationwide and less than 50 ppm in Bogota.

At the Cartagena refinery, in which Ecopetrol holds a 49% interest, Ecopetrol and its partner have advanced a project that will modernize the facility, expand its refining capacity two-fold, and achieve the delivery of higher quality fuels. In 2008, 50% of the basic engineering work was completed and orders for equipment with long-term delivery schedules were placed.

In both refineries, Ecopetrol implemented measures to achieve operating excellence, and to ensure that the skills and performance of its personnel incorporated best industry practices. These initiatives contributed to the achievement of perfect deliveries at a rate exceeding 95%, a 50% reduction of unplanned stoppages, and superior reliability of refinery operations overall.

Transportation

Ecopetrol advanced the construction of the Rubiales -- Monterrey and Apiay  -- El Porvenir pipelines to transport heavy crudes from the Llanos Orientales to the refineries and ports for export.  Additionally, it has increased the volumes transported by the southern pipelines due to increased production from the Putumayo region.

Ecopetrol continued to increase the security and reliability of its transportation systems, and is advancing in its plans to centralize the control of operations. The Company's programs to enhance the reliability of plants and terminals have enabled it to achieve operational reliability levels close to 100%.

The cost of transport during 2008 was COP$9.7 /BKM (US$0.43 barrel per kilometer), as compared to COP$8.1 /BKM (US$ 0.40 barrel per kilometer) in 2007. The increase in transportation costs was principally due to the greater use of Drag Reducing Agent (DRA) to improve the flow and speed at which heavy crude oil is transported, and higher labor costs.

2009 Capital Investment Plan

On December 18, 2008 the Company announced its 2009 Capital Investment Plan which amounted to US$6.224 billion, a 29% increase compared to the US$4.824 billion invested during 2008.  The plan will support the Company's previously announced strategic goals of producing one million barrels of oil equivalents per day by the year 2015, achieving higher operating efficiency and profitability, and generating greater value in its downstream operations.

Highlights of the Capital Investment Plan include:

•	61% of the total investment, or US$3.76 billion will be in the areas of exploration and production activities.
•	14% of the total investment, or US$870 million, will be used toward new acquisitions
•	13% of the total investment, or US$814 million will be invested in refining and petrochemicals projects
•	12.5% of the total investment, or US$776 million will be invested in transportation and other investments

The investment in production capacity will be made primarily in the Llanos Orientales and Magdalena Medio regions, and will focus on the development of heavy crude and mature fields. Average gross crude oil and natural gas production goal for 2009 is 457 MBOED, with an estimated gross production for December of 2009 of 500 MBOED.

Financing for the Investment Plan is expected to be secured through internally generated funds, although Ecopetrol may also decide to access bank debt.

Conference Call

The management of Ecopetrol will host a conference call in Spanish on February 18, 2009, at 08:00 a.m. EST. A live webcast of the call can be accessed on the Investors section of the Company's website: www.ecopetrol.com.co. A replay of the conference call will be available until March 5, 2009.

The management of Ecopetrol will host a conference call in English on February 18, 2009, at 10:00 a.m. EST. A live webcast of the call can be accessed on the Investors section of the Company's website: www.ecopetrol.com.co. A replay of the conference call will be available until March 5, 2009.

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) is the largest company in Colombia as measured by revenue, profit, assets and shareholders' equity. The Company is Colombia's only vertically integrated crude oil and natural gas company with operations in Colombia, Brazil, Peru, and the US Gulf of Mexico. Its subsidiaries include the country's largest petrochemical producer, Propilco, as well as Black Gold Re Ltda., Ecopetrol Oleo e Gas do Brasil Ltda., Ecopetrol America Inc., Ecopetrol del Peru S.A., Andean Chemicals Limited, COMAI, Bioenergy S.A., OLD Finance S.A., OLD Panama S.A. y ODL Colombia S.A. Ecopetrol is one of the 40 largest petroleum companies in the world and one of the four principal petroleum companies in Latin America. It is majority owned by the Republic of Colombia and its shares trade on the Bolsa de Valores de Colombia S.A. (BVC) under the symbol ECOPETROL, and as an ADR on the New York Stock Exchange under the symbol EC. The Company divides its operations into five business segments that include exploration and production; transportation; refining; sales and marketing of crude oil, natural gas and refined-products and corporate centre.

For more information about Ecopetrol visit the Company's Web site www.ecopetrol.com.co

Forward-Looking Statements

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

ECOPETROL:

Investor Relations Officer:
Alejandro Giraldo
Phone: +571-234-5190
Fax: +571-234-5628
Email: investors@ecopetrol.com.co
www.ecopetrol.com.co

Media Relations: Jorge Mauricio Tellez
Phone: + 571-234-4329
Fax: +571-234-4480
Email: mauricio.tellez@ecopetrol.com.co
www.ecopetrol.com.co

MBS VALUE PARTNERS:
Lynn Morgen/Monique Skruzny
Phone: +1 212-750-5800
Fax: +1 212-661-2268
lynn.morgen@mbsvalue.com/monique.skruzny@mbsvalue.com

ECOPETROL S.A.
Income Statement

	Unconsolidated			Consolidated		Consolidated
				Year ended		Year ended
				December 31,		December 31,
COP$ Billion	4Q-08	4Q-07	3Q-08	2008	2007	2008	2007

Income
Local Sales	3,777	4,532	6,093	20,254	15,182	20,676	15,182
Export Sales	2,097	2,211	3,655	11,573	6,316	12,299	6,329
Sale of Services	263	212	218	922	821	922	821
Total Income	6,137	6,955	9,966	32,749	22,319	33,897	22,332
Cost of Sales Varuable Costs
Purchase of Hydrocarbons	1,676	1,775	2,850	8,778	5,338	8,778	5,338
Amortization and Depletion	226	192	344	1,088	665	1,088	665
Capitalization Production of Crude and Gas	-	-	-	-	432	-	432
Imported products	192	95	1,090	2,552	681	2,552	681
Other	505	121	(181)	234	(2)	1,141	4
Fixed Costs
Depreciation	168	183	149	643	720	679	720
Services Contracted with association	415	367	321	1,188	1,019	1,202	1,019
Maintenance	273	278	127	569	474	579	474
Other	1,212	955	778	2,942	2,725	3,005	2,725
Total Cost of Sales	4,667	3,966	5,478	17,994	12,052	19,024	12,058
Gross Profits	1,470	2,989	4,488	14,755	10,267	14,873	10,274
Operating Expenses Administration	49	88	150	366	322	382	322
Selling and Projects	771	420	382	1,745	1,165	2,073	1,166
Operating Income	650	2,481	3,956	12,644	8,780	12,418	8,786
Non Operating Income (expenses)
Financial Income (expenses), Net	1,614	210	1,788	3,870	97	4,101	94
Pension Expenses	(358)	(295)	(203)	(1,145)	(1,090)	(1,145)	(1,090)
Inflation gain	(1)	2	12	31	41	31	41
Other income (expenses), Net	799	(538)	(158)	605	(766)	606	(766)
Income before income tax	2,704	1,860	5,395	16,005	7,062	16,011	7,065
Provision for Income Tax	651	475	1,466	4,374	1,886	4,381	1,885
Net Income	2,053	1,385	3,929	11,631	5,176	11,630	5,180

EBITDA	1,151	2,407	4,617	14,759	10,381	14,571	10,381
EBITDA MARGIN	19%	35%	46%	45%	47%	43%	47%
EARNINGS PER SHARE	50.71	33.58	97.06	287.37	168.60	287.35	168.71

ECOPETROL S.A.
Balance Sheet

	Unconsolidated		Consolidated
	Year ended		Year ended
	December 31,		December 31,
COP$ Billion	2008	2007	2008	2007

Assets
Current Assets
Cash and cash equivalents	1,870	3,466	2,114	3,750
Investments	3,750	5,955	3,750	5,955
Accounts and notes receivable	5,443	2,270	5,877	2,270
Other	3,604	3,799	3,964	3,800
Total Current Assets	14,668	15,489	15,705	15,774
Non Current Assets
Investments	11,300	4,126	8,688	3,845
Accounts and notes receivable	193	203	195	203
Property, plant and equipment, net	7,202	6,152	8,077	6,152
Natural and environmental properties, Net	6,831	5,129	8,054	5,129
Resources delivered to administration	-	8,987	-	8,987
Other	7,958	8,010	7,983	8,023
Total Non Current Assets	33,485	32,606	32,998	32,338
Total Assets	48,153	48,095	48,702	48,112

Liabilities and Equity
Current Liabilities
Financial obligations	-	4	281	4
Accounts payable and related parties	1,788	1,141	1,709	1,146
Estimated liabilities and provisions	669	1,436	674	1,436
Other	4,008	3,479	4,036	3,480
Total Current Liabilities	6,465	6,060	6,700	6,066
Long Term Liabilities
Labor and pension plan obligations	2,165	10,316	2,165	10,316
Estimated liabilities and provisions	2,504	2,733	2,543	2,742
Other	2,399	2,179	2,675	2,180
Total Long Term Liabilities	7,067	15,228	7,383	15,238
Total Liabilities	13,532	21,288	14,083	21,304

Equity	34,621	26,808	34,620	26,808

Total Liabilities and Shareholder's Equity	48,153	48,095	48,702	48,112

Memorandum Accounts	118,650	64,180	118,875	64,180

ECOPETROL S.A.
Cash Flow Statement

	Unconsolidated
COP$ Billion	4Q-08	4Q-07	3Q-08

CASH AT THE BEGINNING OF PERIOD	5,542	175	3,176
OPERATING ACTIVITIES
Cash received from clients	5,532	6,771	8,794
Cash from financial interest	974	435	649
Cash received from restricted FAEP fund and others	-	1,685	-
Other payments	-	(1,103)	-
Payment of financial interest	(0.23)	(868)	(0.20)
Cash paid to suppliers and contractors	(2,188)	(1,869)	(2,166)
Payment of royalties and other contributions	(1,121)	(683)	(1,287)
Payment of income and other taxes	(356)	(30)	(641)
Payment of salaries, fringe benefits and social security	(264)	(241)	(189)
Payment of retirement pensions and transfer to funds	(143)	(677)	(107)
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,433	3,420	5,052

INVESTING ACTIVITIES
Net increase in investment	(1,665)	(3,440)	(358)
Investment in natural and environmental properties and PPE	(2,251)	(1,788)	(1,362)
NET CASH USED IN INVESTING ACTIVITIES	(3,916)	(5,227)	(1,721)

FINANCING ACTIVITIES
Dividends paid	(2,327)	-	(1,164)
Capitalization in Cash and additional paid-in capital	139	4,868	198
Payment of financial obligations	-	231	-
NET CASH USED IN FINANCING ACTIVITIES	(2,188)	5,099	(966)

CASH VARIATION	(3,671)	3,292	2,366
CASH AT THE END OF PERIOD	1,870	3,466	5,542

	Unconsolidated		Consolidated
	Year ended		Year ended
	December 31,		December 31,
COP$ Billion	2008	2007	2008	2007

CASH AT THE BEGINNING OF PERIOD	3,466	1,597	3,750	1,628
OPERATING ACTIVITIES
Cash received from clients	27,774	21,670	27,884	21,684
Cash from financial interest	2,315	966	2,375	969
Cash received from restricted
FAEP fund and others	-	1,685	-	1,657
Other payments	-	(1,103)	-	(1,090)
Payment of financial interest	(1)	(869)	(1)	(875)
Cash paid to suppliers and contractors	(7,318)	(5,078)	(8,570)	(5,062)
Payment of royalties and other contributions	(5,584)	(4,053)	(5,587)	(4,153)
Payment of income and other taxes	(2,962)	(1,510)	(2,962)	(1,410)
Payment of salaries, fringe benefits and social security	(851)	(703)	(851)	(703)
Payment of retirement pensions and transfer to funds	(495)	(1,122)	(495)	(1,122)
NET CASH PROVIDED BY OPERATING ACTIVITIES	12,878	9,883	11,793	9,895

INVESTING ACTIVITIES
Net increase in investment	(5,292)	(5,270)	(3,186)	(5,029)
Investment in natural and environmental properties and PPE	(5,357)	(3,097)	(6,705)	(3,097)
NET CASH USED IN INVESTING ACTIVITIES	(10,649)	(8,367)	(9,891)	(8,126)

FINANCING ACTIVITIES
Dividends paid	(4,654)	(4,475)	(4,654)	(4,475)
Capitalization in Cash and additional paid-in capital	833	4,868	283	(39)
Payment of financial obligations	(4)	(39)	833	4,868
NET CASH USED IN FINANCING ACTIVITIES	(3,825)	353	(3,538)	353

CASH VARIATION	(1,596)	1,870	(1,636)	2,122
CASH AT THE END OF PERIOD	1,870	3,466	2,114	3,750

SOURCE  Ecopetrol S.A.
-0-              02/17/2009
/CONTACT: Investors, Alejandro Giraldo, +011-571-234-5190, fax, +011-571-234-5628, investors@ecopetrol.com.co, or media, Jorge Mauricio Tellez, +011-571-234-4329, fax, +011-571-234-4480, mauricio.tellez@ecopetrol.com.co, both of Ecopetrol; or Lynn Morgen, lynn.morgen@mbsvalue.com, or Monique Skruzny, monique.skruzny@mbsvalue.com, both of MBS VALUE PARTNERS, +1-212-750-5800, fax, +1-212-661-2268, for Ecopetrol/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  February 17, 2009

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer